SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2009

Telefónica de Argentina S.A.
(Exact name of registrant as specified in its charter)

Telefonica of Argentina Inc.
(Translation of registrant’s name into English)

Avenida HUERGO 723
Ground Floor
(C1107A0H) Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica de Argentina S.A.

TABLE OF CONTENTS

Item
1	Letter to the Buenos Aires Stock Exchange dated April 21, 2009 regarding the appointment of the members of Telefónica de Argentina S.A. Board of Directors, Statutory Committee and Audit Committee
2	Letter to the Buenos Aires Stock Exchange dated April 21, 2009 regarding the merger of Telefónica Data Argentina S.A. into Telefónica de Argentina S.A.

Item 1

Telefónica de Argentina S.A.

Buenos Aires, April 21st, 2009

Messrs.
Bolsa de Comercio de Buenos Aires [Buenos Aires Stock Exchange]

Ref.:	Appointment of the members of Telefónica de Argentina S.A. Board of Directors and Statutory Committee – Composition of Audit Committee.

Dear Sirs,

I take this opportunity to write to you on behalf of Telefónica de Argentina S.A., domiciled at Avenida Ingeniero Huergo 723, ground floor, City of Buenos Aires, and in compliance with the effective regulations, please be advised of the composition of the Company’s Board of Directors, Statutory Committee and Audit Committee according to the appointments made by the Meetings of Shareholders and Board of Directors yesterday:

Incumbent Directors
Eduardo Fernando Caride	Chairman
Francisco Javier de Paz Mancho
José Fernando de Almansa Moreno-Barreda
Mario Eduardo Vázquez
Manuel Alfredo Alvarez Trongé
Jaime Urquijo Chacón
Guillermo Harteneck
Luis Ramón Freixas Pinto

Alternate Directors
José María Alvarez Pallete
Gaspar Ariño Ortiz
Luis Blasco Bosqued
Javier Benjumea Llorente
Cristián Aninat Salas
Juan Jorge Waehner	General Manager

Secretary of the Board
Alejandro Pinedo

Statutory Committee

Incumbent Auditors
Santiago Carlos Lazzati
Edgardo Alejandro Sanguineti
Eduardo Luis Llanos

Alternate Auditors
María Cristina Sobbrero
Roberto Aníbal Oneto
Hugo Guillermo Waingortin

Audit Committee

Guillermo Harteneck
Luis Ramón Freixas Pinto
Jaime Urquijo Chacón

Yours sincerely,

Item 2

Telefónica de Argentina S.A.

Buenos Aires, April 21st, 2009

Messrs.
Bolsa de Comercio de Buenos Aires [Buenos Aires Stock Exchange]

Ref.: Merger of Telefónica Data Argentina S.A.

Dear Sirs,

I take this opportunity to write to you on behalf of Telefónica de Argentina S.A. (“TASA” or the “Company”), domiciled at Avenida Ingeniero Huergo 723, ground floor, City of Buenos Aires, in order to inform of the approval by Company’s Meeting of Shareholders on April 20th, 2009 of the following topics, including, among others:

1.	The merger of Telefónica Data Argentina S.A. into Telefónica de Argentina S.A.

2.	The Special Consolidated Balance Sheet of the Merger as of December 31st, 2008.

3.	The Prior Merger Commitment approved by the Company’s Board of Directors on February 16th, 2009.

4.	Authorizing different people to sign the Final Merger Agreement.

Yours sincerely,

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica de Argentina S.A.

Date:	April 21, 2009	By:	/s/ Pablo Luis Llauró
			Name:	Pablo Luis Llauró
			Title:	Assistant General Counsel